Exhibit 26

News Release

March 27, 2009

New Payday loan bill should remove discrimination against social assistance recipients

Social welfare advocates have supported more balanced rules in other provinces; Cash Store Financial recommends new cap, based on Canadian average

EDMONTON, March 27th, 2009/CNW/ - Manitoba will introduce legislation this spring to regulate payday loan rates.  The new rules will replace legislation that previously gave that authority to the Public Utilities Board (PUB).

According to the Winnipeg Free Press, Minister of Finance, Greg Selinger, made statements to this effect following a ruling in January by Justice MacInnes of the Manitoba Court of Appeal.  Justice MacInnes ordered a Stay on the PUB’s rate caps pending a full appeal, on grounds that payday loan companies in the province would suffer “irreparable harm” and consumers would lose access to necessary credit because of the restrictive caps.

“There is political consensus that payday lenders offer needed consumer credit and that operators must survive and compete for market share.  All provinces that have regulated rates have set caps far above those of the Manitoba PUB.  All remaining provinces are expected to do the same. Manitoba is an outlier,” said Gordon J. Reykdal, Chairman and CEO of Cash Store Financial.

Added Mr. Reykdal: “No other province has discriminated against social assistance recipients through a differentiated rate scheme with rates ranging from 6 to 17 percent. No payday loan operator in Canada will advance credit at 6 percent because they will lose money. Social welfare advocates have recognized the value of payday loans and have supported balanced rules in other provinces. For the good of consumers the province should use new legislation to facilitate a more balanced approach.”

The facts

•                  Justice MacInnes found that both consumers and payday lenders would suffer if the PUB’s low rates are implemented; consumers would lose access to credit, operators would lose money.

•                  All other provinces seeking to regulate want a competitive industry, as does the federal government

•                  To date, three provinces have set rate caps, all of which are substantially higher than those of Manitoba’s PUB

•                  No other province has denied social assistance recipients access to payday loan credit

•                  The PUB’s highest rates are 25% lower than Ontario, 35% lower than British Columbia, and 82% lower than Nova Scotia

Cash Store Financial’s recommended approach

Manitoba can use this new law to bring rates in line with the rest of the country.

For ease of administration, we recommend an average of rate caps existing in other provinces. This would meet the Minister’s previously stated objective of setting a rate that would protect consumers but allow businesses to compete for market share.

The PUB recommended a differentiated rate scheme of between $6 and $17 per hundred, which is detrimental for all stakeholders.

Other provinces’ caps and the average thereof, are as follows.

Nova Scotia:	$31
Ontario:	$21
British Columbia:	$23

Average:	$25

About Cash Store Financial

Cash Store Financial is the only payday advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial operates more than 420 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers who may not be able to obtain small-sum short-term loans from traditional banks. Cash Store Financial provides a private-label debit card, the Freedom card and a prepaid credit card, the Freedom MasterCard and other ancillary products.

Cash Store Financial employs more than 1,600 associates and is headquartered in Edmonton, Alberta.

For further information on Cash Store Financial, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Michael J.L. Thompson, Senior Vice President & Corporate Secretary,

(780) 408-5595, Cell: (780) 934-4729

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 28, 2008 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.